

September 21, 2021

Tak Ching Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A
Mandarin Plaza, 14 Science Museum Road
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Post-Effective Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 1, 2021**
> **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover, page i

1. We note your response to comment 1 and your revised disclosure. Please add to the prospectus cover page a specific cross-reference to the detailed discussion of the risks facing the company and the offering as a result of your organizational structure.

2.   We note your response to comment 3 and your revised disclosure. On the prospectus cover page, where you state that "a few of our clients are PRC individuals," please revise this to disclose the approximate number of clients that you have in the PRC. In this regard, we note your disclosure on page 45 that you have less than 10,000 clients based in China. Please make conforming revisions throughout the prospectus where you use similar language to describe the number of clients you have in the PRC.

3.   We note your response to comment 4 and your revised disclosure. Please clearly differentiate throughout the prospectus between the entity that is the holding company and entities that are conducting business operations.

Prospectus Summary, page 1

4.   We note your response to comment 5 and you revised disclosure. Please revise the summary of risk factors to add specific cross-references to the more detailed discussion of the significant regulatory, liquidity, and enforcement risks. In addition, please add a summary risk factor addressing the uncertainty as to whether you or your subsidiaries are required to obtain permission from Chinese authorities to operate and issue these securities to foreign investors.

5.   We note your response to comment 6 and your revised disclosure that "[t]he draft amendment of Measures for Cybersecurity Review remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the draft amendment. As a result, the likelihood of us being subject to the review of the CAC is remote." Please revise your disclosure to explain why you believe the likelihood of you being subject to the review of the CAC is remote. Please make conforming revisions to the risk factor disclosure.

6.   We note your response to comment 6 and your revised disclosure concerning "Recent Regulatory Development in PRC." Please revise this disclosure to add cross-references to the more detailed discussion of the risks and uncertainties associated with these developments in the risk factor section of the prospectus.

7.   We note your response to comment 6 and your revised disclosure concerning "Recent Regulatory Development in PRC." Please revise your disclosure to explain why you believe you are not required to obtain regulatory approval from Chinese authorities, including specifically the CAC, before listing in the U.S. Please make conforming revisions to the risk factor disclosure.

Transfers of Cash To and From Our Subsidiaries, page 4

8.   We note your response to comment 7 and your revised disclosure. Please describe whether you are subject to any restrictions on foreign exchange. In doing so, please address your ability to transfer cash between entities, across borders, and to U.S. investors. Please also describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.

investors. Please make conforming revisions to your risk factor and regulatory disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services